UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2026

Gurminder Sangha
Chief Executive Officer
Linear Minerals Corp.
700 West Georgia Street
25th Floor
Vancouver, British Columbia, Canada, V7Y 1B3

Re: Linear Minerals Corp.
Form 20-F for Fiscal Year Ended March 31, 2025
File No. 000-29870

Dear Gurminder Sangha:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2025

Exhibits 13-1 and 13-2, page 1

1. Please amend your filing to include Section 906 certifications that reference the correct fiscal year end of March 31, 2025, rather than March 31, 2024. Refer to Item 601(b)(32) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Myra Moosariparambil at 202-551-3796 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation